Danielle M. Lauzon 617.570.1955 dlauzon@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 14, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ProQR Therapeutics B.V.

Draft Registration Statement on Form F-1

Submitted July 11, 2014

CIK No. 0001612940

Dear Mr. Riedler:

This letter is being submitted on behalf of ProQR Therapeutics B.V. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted on July 11, 2014 (the “Confidential Draft Registration Statement”), as set forth in your letter dated August 7, 2014 addressed to Daniel de Boer, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing its Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments as well as updates with respect to the Company’s business and operations.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Confidential Draft Registration Statement, and page references in the responses refer to the Registration Statement.

August 14, 2014

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from the Confidential Draft Registration Statement).

General

1.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the majority of the exhibits not filed with the Confidential Draft Registration Statement are being filed with the Registration Statement and that it is supplementally providing the Staff with the form of legal opinion (Exhibit 5.1) to the Registration Statement on the date hereof. The Company will provide the remaining exhibits as promptly as possible.

2.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that the graphics included in the Registration Statement, including the new artwork on the inside cover, are the only graphics the Company currently intends to use in its prospectus. If the Company decides to use any additional graphics in its prospectus, it will provide any such graphics to the Staff prior to their use for the Staff’s review.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering

RESPONSE: The Company respectfully advises the Staff that it is supplementally providing the Staff with a copy of an investor presentation that was distributed during certain “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, uses in reliance on Section 5(d) of the Securities Act. The Company respectfully advises the Staff that no research

August 14, 2014

reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering, and to the extent any such research reports are published or distributed, the Company will supplementally provide them to the Staff.

Market and Industry Data and Forecasts, page i

4.	We note your statements on page i and page 43 that neither you nor the underwriters “have independently verified any of the data from third-party sources, nor have you or the underwriters ascertained the underlying economic or other assumptions relied upon therein” and “unless otherwise noted, internal analysis and estimates may not have been verified by independent sources.” It is not appropriate to directly or indirectly disclaim liability for information in the registration statement. As such, please revise your disclosure to remove any statements indicating that you have not independently verified third-party information or internal analysis and estimates.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages ii and 44 to remove all statements indicating that the Company has not independently verified third-party information or internal analysis and estimates.

Prospectus Summary Overview, page 1

5.	We note that AR-010 has been granted orphan drug designation in the United States and the European Union. Please revise your disclosure in this section to indicate the benefits conveyed by orphan drug designation. In addition, please clarify that the granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages 1 and 67 to indicate the benefits conveyed by orphan drug designation as well as to clarify that granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

Development of Our Lead Product Candidate, QR-010, in Cystic Fibrosis, page 1

6.	Please expand your disclosure to define the term “pharmacokinetics” at its first use in the last paragraph of this section.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 2 to define the term “pharmacokinetics.”

August 14, 2014

Development of Our First Non-CF Program, QR-110, in Leber’s Congential…, page 2

7.	Please expand your disclosure to define the following terms at their first use in this section of the prospectus summary.

•	lymphoblastoid cells;

•	ciliation; and

•	cilium length.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 2 to define each of the terms “lymphoblastoid cells,” “cilia” and “cilium length” at their first use in the prospectus summary.

Risk Associated with Our Business, page 3

8.	Please revise your summary of material risks to disclose your accumulated deficit to date.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 3 to disclose the Company’s accumulated deficit as of June 30, 2014.

Implications of Being an Emerging Growth Company, page 4

9.	Please expand your disclosure to discuss your status as a foreign private issuer and the exemptions available to you as a foreign private issuer. In this regard, please identify those exemptions which overlap with the ones available to you as an emerging growth company and to what extent you will continue to enjoy any exemptions as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 to discuss the Company’s status as a foreign private issuer and the exemptions available to the Company as a foreign private issuer, as well as to identify the exemptions that overlap with the ones available to the Company as an emerging growth company and to what extent the Company will continue to enjoy any exemptions as a result of its status as a foreign private issuer once it no longer qualifies as an emerging growth company.

Risk Factors

Risks Related to Our Capital Needs and Financial Position

We will require additional capital to fund our operations and if we fail to…, page 9

10.	Please expand your disclosure in this risk factor to quantify the amount of your cash and cash equivalents.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 9 to quantify the amount of the Company’s cash and cash equivalents as of June 30, 2014.

August 14, 2014

Risks Related to Our Dependence on Third Parties

If third parties on which we depend to conduct our pre-clinical studied or any…, page 16

11.	Please expand your disclosure to describe current Good Manufacturing Practices, or cGMPs, the first time you make reference to them in this section of your prospectus.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 16 to describe current Good Manufacturing Practices, or cGMPs, the first time the Company makes reference to them in this section of the prospectus.

Risks Related to Our Intellectual Property

We license patent rights from third-party owners or licensees and if we fail…, page 21

12.	This risk factor appears to cover two separate risks, the risk that you will fail to comply with your obligations in your intellectual property licenses and the risk that owners or licensees do not properly or successfully obtain, maintain or enforce the patents underlying such licenses. Please revise your disclosure to separate these two risks into their own appropriately titled risk factors.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 21 to separate the two risks into the risk factors titled “We license patent rights from third-party owners or licensees and if we fail to comply with our obligations in our intellectual property licenses, we could lose rights that are fundamental to our business” and “If the third-parties from whom we license patent rights do not properly or successfully obtain, maintain or enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected.”

We may not be able to protect our intellectual property rights throughout the…, page 24

13.	We note your disclosure that many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions and that legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals. Please expand your disclosure to identify the foreign countries where you may have difficulties enforcing your patent rights.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 24 to identify the foreign countries where it may have difficulties enforcing its patent rights.

August 14, 2014

Risks Related to the Commercialization of Our Product Candidates

We face competition from entities that have developed or may develop…, page 25

14.	Please define the term “statistically significant” at its first use in the second paragraph of this risk factor.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 26 to define the term “statistically significant” at its first use in this risk factor.

Risks Related to Our Business and Strategy

Our ability to use our net operating losses to offset future taxable income…, page 33

15.	Please expand your disclosure in this risk factor to quantify your tax loss carry-forwards, to describe the limitations on the use of the carry-forwards and when your carry-forwards begin to expire.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 33 to quantify the Company’s tax loss carry-forwards and to describe the limitations on the use of the carry-forwards and when the carry-forwards begin to expire.

Special Note Regarding Forward-Looking Statements and Industry Data, p. 43

16.	Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section beginning, “All statements contained in this prospectus, other than statements of historical fact.,” appears to be overly broad. Please narrow your statement accordingly or remove it.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 43 to remove this statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and development costs, page 53

17.	Please provide a quantitative discussion of the nature of research and development expenses for each period presented.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 54-56 and to provide a quantitative discussion of the nature of research and development expenses for each period presented.

August 14, 2014

General and administrative costs, page 53

18.	Please revise your disclosure to quantify the amount of change due to each factor.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 55-57 to quantify the amount of change due to each factor.

Liquidity and Capital Resources

Contractual Obligations and Commitments

Commitments, page 56

19.	Please expand your disclosures to include the amount of the potential future milestone payments.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 60 to include the amount of the potential future milestone payments.

20.	Please confirm whether the commitments related to the development of QR-010 due in 2014 have been recorded as liabilities in the financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the commitments related to the development of QR-010 have been recorded as liabilities in the audited financial statements to the extent that the Company had an executed agreement relating to such commitments in place as of December 31, 2013 and activities had been performed under such agreements as of December 31, 2013. Commitments for which the Company had an executed agreement as of December 31, 2013 but which had not been performed as of December 31, 2013 are not recorded as liabilities in the audited financial statements, but have been disclosed as commitments in Note 19 to the audited financial statements.

21.	Please expand your disclosure in this section to describe the “commitments related to the development of QR-010 amounting to 953,000 euros, all of which is due in 2014.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 60 to include further explanation of the nature of the commitments related to the development of QR-010, all of which are due in 2014.

August 14, 2014

Critical Accounting Policies and Significant Judgments and Estimates

Research and Development Expense, page 58

22.	Please revise your disclosure to state whether adjustments to prior period estimates have been material for each period presented and if so please quantify the amounts.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 61 to state that adjustments to prior period estimates have not been material for each period presented.

Share-Based Compensation

Valuation of our ordinary shares, page 60

23.	We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the quantitative and qualitative analysis requested as soon as practicable once a preliminary offering price range has been determined.

Business

Overview, page 63

24.	We note that you have had a pre-IND meeting with the FDA and scientific advice and protocol assistance meetings with the EMA for QR-010. Please expand your disclosure to summarize the nature of the discussions, relevant feedback from the FDA and EMA and other material information that was communicated among the parties.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 67-68 and 73-74 to summarize the nature of the discussions it had with the FDA in its pre-IND meeting and with the EMA in its scientific advice and protocol assistance meetings, the relevant feedback from the FDA and EMA and other material information that was communicated among the parties.

August 14, 2014

QR-010 Increases CFTR Activity in Ex Vivo Primary Lung Cells from CF…, page 71

25.	Please expand your disclosure regarding the Ussing Chamber assay to describe the QR-010 dosing used, the primary and any secondary endpoints of the study and how the results of the assay compared to the goals of the study.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 76 to describe the QR-010 dosing used, the goal of the study and how the results of the assay compared to the goal of the study. The Company respectfully advises the Staff that the Ussing Chamber assay was conducted as part of pre-clinical testing and was not a clinical trial, and therefore the study did not have primary or secondary endpoints, as would be typical in a clinical trial.

NPD Measurements in F508-CFTR Mice, page 72

26.	Please expand your disclosure regarding the NPD testing to disclose the primary and secondary endpoints of the test and how the results of the test compared to the endpoints. In this regard, we note that for the mice treated with six doses each of QR-010 over 14 days, CFTR activity in the treated mice increased significantly. As part of your enhanced disclosure and explanation of how the actual results of the test compared to the endpoints, please quantify what you mean when you state that CFTR activity increased significantly and explain what constitutes a significant increase.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 76-77 to expand the disclosure regarding the NPD testing and to describe the goal of the study and how the results of the test compared to the goal of the study. The Company also expanded the disclosure to quantify the increase in CFTR activity and to explain what constitutes a significant increase. The Company respectfully advises the Staff that the NPD testing was conducted as part of pre-clinical testing and was not a clinical trial, and therefore the study did not have primary or secondary endpoints, as would be typical in a clinical trial.

QR-010 Improves Saliva Secretion in F508-CFTR Mice, page 73

27.	Please expand your disclosure regarding the saliva secretion assay to describe the QR-010 dosing used, the duration of the assay, the primary and secondary endpoints of the assay and how the results of the assay compared to the endpoints.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 78 to describe the QR 010 dosing used, the duration of the assay, the goal of the assay and how the results of the assay compared to the goal of the study. The Company respectfully advises the Staff that the saliva secretion assay was conducted as part of pre-clinical testing and was not a clinical trial, and therefore the study did not have primary or secondary endpoints, as would be typical in a clinical trial.

August 14, 2014

Other Research and Development

Leber’s Congenital Amaurosis, page 74

28.	Please quantify what you mean when you state that QR-110 “significantly” increased CEP 290 protein levels.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 78 to quantify the increase in CEP 290 protein levels.

Intellectual Property

Patent Rights Relating to Our Cystic Fibrosis Program, page 75

29.	Please expand your disclosure to summarize the Patent Cooperation Treaty and how you will rely on it to provide obtain patent protection in various jurisdictions with respect to QR-0101. Please also highlight the type of patent protection you are seeking (e.g. composition of matter, use or process) for your QR-010 product candidate.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 79-80 to summarize the Patent Cooperation Treaty and how the Company will rely on it to obtain patent protection in various jurisdictions with respect to QR-010. The Company has also revised the disclosure to state the type of patent protection it is seeking for QR-010.

30.	For your patent and patent applications licensed from MGH, please describe the type of patent protection that the issued patent provides and that the patent applications will provide if granted (e.g. composition of matter, use or process).

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 80 with respect to the patent and patent applications licensed from MGH to describe the type of patent protection that the issued patent license provides and that the patent applications will provide if granted.

Facilities, page 93

31.	Please file your lease agreement as an exhibit.

RESPONSE: In response to the Staff’s comment, the Company has filed its lease agreements for real property as exhibits to the Registration Statement.

August 14, 2014

Option Plan, page 105

32.	Please file your Stock Option Plan and your amended and restated Stock Option Plan as exhibits.

RESPONSE: In response to the Staff’s comment, the Company has filed its current Stock Option Plan as an exhibit to the Registration Statement and will file its amended and restated Stock Option Plan once it is approved by the Company’s shareholders prior to the completion of the offering.

Statement of Comprehensive Loss, page F-4

33.	It appears as though you have elected under paragraph 99 of IAS 1 to classify expenses using the function of expense method described in paragraph 103 of IAS 1. However, share-based compensation expense would fall under the nature of expense method under paragraph 102 of IAS 1. Therefore, please revise your presentation to classify share-based compensation expense by functional expense and disclose the share-based compensation expense amounts in the notes to the financial statements rather than on the face of the statement of comprehensive loss.

RESPONSE: In response to the Staff’s comment, the Company has revised the presentation to classify share-based compensation expenses by functional expense and to disclose the share-based compensation expense amounts in the notes to the financial statements rather than on the face of the statement of comprehensive loss.

Notes to the Financial Statements

19. Commitments and contingencies

(c) Patent license agreement, page F-20

34.	Please revise your disclosure to include the amounts of the potential milestone payments.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-33 to include the amounts of the potential milestone payments.

21. Events after balance sheet date

(a) Financing round, page F-22

35.	Please disclose the conversion terms of the preferred shares in the event of an initial public offering.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-35 to disclose the conversion terms of the preferred shares in the event of an initial public offering.

August 14, 2014

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle M. Lauzon

Danielle M. Lauzon

Enclosures

cc:	Daniel de Boer, ProQR Therapeutics B.V.

René Beukema, ProQR Therapeutics B.V.

Mitchell S. Bloom, Goodwin Procter LLP

Evan Kearns, Goodwin Procter LLP